                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   __________



                                    FORM 8-A



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                             APPLIED IMAGING CORP.
          -----------------------------------------------------------
            (Exact name of Registrant as specified in its charter)



             Delaware                                           77-012490
---------------------------------------                   ---------------------
(State of incorporation or organization)                      (IRS Employer
                                                           Identification No.)


                         2380 Walsh Avenue, Building B
                         Santa Clara, California 95051
              (Address of principal executive offices) (Zip Code)

                                   __________


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
     -------------------                      ------------------------------

          None                                               None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                        -------------------------------
                                (Title of Class)

Item 1.   Description of Securities to be Registered.
          ------------------------------------------
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          On May 28, 1998, pursuant to a Preferred Shares Rights Agreement (the
"Rights Agreement") between Applied Imaging Corp. (the "Company") and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $.001 par value ("Common Shares"), of the Company. The dividend is payable on June 15, 1998 (the "Record Date") to stockholders of record as of the close of business on that day. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $50.00 (the "Purchase Price"), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 3 to this Registration Statement and is incorporated herein by reference.

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Rights Evidenced by Common Share Certificates
---------------------------------------------

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any cer tificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date
-----------------

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the

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consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights
-----------------------------------------------------

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates
alone will evidence the Rights from and after the Distribution Date.   The
Rights will expire on the earliest of (i) May 28, 2008 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights
------------------------------

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred.

Right to Buy Company Common Shares
----------------------------------

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the Company's Common Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter

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have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock
------------------------------------

     Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 20% or more of the Company's Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not thereto fore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision
------------------

     At any time after the acquisition by an Acquiring Person of beneficial ownership of 20% or more of the Company's outstanding Common Shares and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption
----------

     At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person of beneficial ownership of 20% or more of the Company's Common Shares or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

Adjustments to Prevent Dilution
-------------------------------

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the

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Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares
----------------------------------------------

     No fractional portion less than integral multiples of one Common Share or one one thousandth of a share of Series A Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise
-----------------------------------------

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement
-----------------------------

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date the Rights separate from the Common Shares and become exercisable. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Rights and Preferences of the Series A Preferred
------------------------------------------------

     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to 1,000 times the amount paid per Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects
-----------------------------

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     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 20% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

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     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.   Exhibits.
          --------

Exhibit
  No.
-------
    1      Restated Certificate of Incorporation of Applied Imaging Corp./1/

    2      Bylaws of Applied Imaging Corp./2/

    3 Preferred Shares Rights Agreement dated as of May 29, 1998, between Applied Imaging Corp. and Norwest Bank Minnesota, N.A., including the form of Rights Certificate and the Certificate of Designation, the Summary of Rights Attached thereto as Exhibits A,
           B and C, respectively./3/

--------
/1/ Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 333-06703) filed with the Securities and Exchange Commission on November 7, 1996.

/2/ Incorporated by reference to Exhibit 3.2 to the Company's Form 10-K, filed with the Securities and Exchange Commission on March 31, 1998.

/3/    Exhibit filed herewith.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    Applied Imaging Corp.


Date:  May 29, 1998
                                    By: /s/ Jack Goldstein
                                       -----------------------------------------
                                         Jack Goldstein, President and Chief
                                         Executive Officer

                                      -11-
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                                 EXHIBIT INDEX

                                                                                   Page
                                                                                   Number
                                                                                  Under
                                                                                Sequential
Exhibit                                                                         Numbering
  No.                                    Exhibit                                  System
-------                                  -------                                ----------
    1      Restated Certificate of Incorporation of Applied Imaging Corp./1/

    2      Bylaws of Applied Imaging Corp./2/

    3 Preferred Shares Rights Agreement dated as of May 29, 1998, between Applied Imaging Corp. and Norwest Bank Minnesota, N.A., including the form of Rights Certificate and the Certificate of Designation, the Summary of Rights Attached thereto as Exhibits A,
           B and C, respectively./3/

--------
/1/ Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 333-06703) filed with the Securities and Exchange Commission on November 7, 1996.

/2/ Incorporated by reference to Exhibit 3.2 to the Company's Form 10-K, filed with the Securities and Exchange Commission on March 31, 1998.

/3/    Exhibit filed herewith.

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